PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                         TSX-V: “DEJ”/AMEX:”DEJ”

FOR RELEASE:                                                                                                         May 30 , 2007

Dejour Corporate Update

May 30 , 2007 - Vancouver, Canada – Dejour Enterprises Ltd. (TSX-V: DEJ/AMEX: DEJ and D5R: Frankfurt) Robert L. Hodgkinson, Chairman & CEO, is pleased to announce the Company has acquired the remaining 10% of Dejour Energy (Alberta) Ltd. previously owned by Charles W.E. Dove (Wild Horse Energy Ltd.) ..   The company is now a 100% owned subsidiary of Dejour Enterprises Ltd. Dejour Energy (Alberta) Ltd. holds oil and gas interests in Alberta and British Columbia.

Mr. Dove, who has served on Dejour’s Advisory board since 2004, has joined the Company's Board of Directors and will continue to serve as the President of Dejour Alberta.   He is a geophysicist with over 30 years oil & gas experience, and has been instrumental in developing oil & gas opportunities and discoveries for Dejour in the Peace Arch River area located in Canada’s Western Sedimentary Basin.

Dejour would also like to announce the transition of Robert E. McNair from his role as Director of Capital Projects to the Board of Advisors effective June 1, 2007.   Dejour is most appreciative of the energy, dedication and vision provided by Mr McNair since 2004.

Investor Relations Agreement

Dejour has entered into a consulting agreement, subject to TSX Venture Exchange approval, with IJT Enterprises Ltd. (“IJT”) pursuant to which IJT will provide investor relations and communication services to the company. The consulting agreement is for an initial term of three months for $6,500 per month.  The Company has the option to extend the contract for another two years at a fee of $7,500 per month and for the third year of $10,000 per month.

IJT will be responsible for corporate communications and investor relations.  The principal of IJT, Ian Tootill has over 20 years experience in sales and marketing with a 15 year focus in the real estate and finance sectors in Vancouver and San Francisco. Most recently, he held the positions of Director / Vice President Regional Sales for CIBC Asset Management and Talvest Fund Management where he contributed to the growth of the business through the financial advisor community in British Columbia.

The company has granted an option for IJT to purchase up to a total of 200,000 common shares in the capital of the company. The options, which are subject to regulatory acceptance, will be exercisable at a price of $2.50 (previously announced on 04.02.07) per share, subject to certain provisions and will vest over a two year period.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company focused on oil & gas exploration and production with a significant investment in uranium discovery. The company acquires high-impact energy assets and strategically monetizes them through partnerships and co-ventures to limit exposure and enhance returns.

Dejour has significant holdings in three of the world's premiere energy resource regions. This includes 288,000 gross (60,000 net) acres in the Piceance and Uinta Basins, a vast natural gas play in North America; and a major interest in Titan Uranium Inc. (TSX-V: TUE), with 1.44 million acres in the Athabasca and Thelon Basins, the world's most recognized areas for uranium exploration. Finally, the company is pursuing high impact natural gas opportunities in Canada's Western Sedimentary Basin, known as the Peace River Arch Projects, comprised of 49,000 gross acres.

The Company is listed on the TSX Venture Exchange (DEJ.V), AMEX (D EJ ), and Frankfurt (D5R).   Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com